UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

136-20 38th Ave., Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On November 9, 2020, Bit Digital, Inc. (“the Company”) entered into certain asset purchase agreements (the “APA”) with certain “Non-U.S. Persons” (the “Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a private placement (the “Offering”). Pursuant to the APA, the Company agreed to issue to an aggregate of 4,344,711 ordinary shares (the “Shares”), par value $0.01 per share, at a per share price of $3.20, or total consideration from such offering of $13,903,088.

The parties to the APAs have each made customary representations, warranties and covenants, including, among other things, (a) the Sellers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for investment purposes only without a view towards distribution, (b) the absence of any undisclosed material adverse effects, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the APA.

The APA is subject to various conditions to closing, including, among other things, (a) Nasdaq approval of the listing of the Shares and (b) accuracy of the parties’ representations and warranties.

The Shares are being issued in exchange for bitcoin mining servers and the total hash power of these miners is 1,000 Ph/s, with a six (6) month warranty period on the Computing Servers.

The form of the APA is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the APA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibit Index

Exhibit 99.1 —	Asset Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT DIGITAL, INC.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: November 10, 2020

2